GE INVESTMENTS FUNDS, INC.

INVESTOR SERVICE PLAN

FOR CLASS 1 SHARES

May 1, 2006

This Investor Service Plan (the “Plan”) is adopted by GE Investments Funds, Inc. (the “Company”), a Company organized under the laws of the Commonwealth of Virginia, with respect to shares designated as Class 1 shares (the “Class 1 Shares”) of each of its series listed on Schedule A attached hereto (individually, a “Fund” and collectively, the “Funds”). The Plan is intended to describe the account maintenance, record keeping and administrative services (“Investor Services”) provided to holders of or investors in Class 1 Shares of the Funds.

RECITALS

(A) GE Asset Management Incorporated (“GEAM”) is the investment adviser to the Company and is responsible for managing the assets of the Funds. GE Investment Distributors, Inc. (“GEID”) is the principal underwriter of the Company’s shares.

(B) Class 1 Shares of the Funds are offered by the Funds to separate accounts of life insurance companies (“Insurance Companies”) as investment options underlying variable annuity contracts (the “Contracts”) or variable life insurance policies (the “Policies”) that are issued by the Insurance Companies.

(C) As used herein, references to owners of Contracts and Policies include participants under group Contracts and Policies if such participants have discretion to allocate purchase payments and transfer Contract or Policy value attributable to them between and among investment options available under the Contracts or Policies.

(D) Each Insurance Company has entered into a participation agreement (the “Participation Agreement”) with the Company and GEID pursuant to which it purchases shares of the Funds for its separate accounts.

(E) One or more Insurance Companies or other parties may have entered into an Investor Services Agreement with the Company with respect to Class 1 Shares of its Funds pursuant to which the Insurance Company or other party performs Investor Services necessary to administer the Contracts and Policies, and to facilitate the Company’s provision of services to investors in Class 1 Shares, that benefit the Company and Class 1 Shares of its Funds, and for which the Class 1 Shares would have to pay if not provided by the Insurance Company.

(F) The Plan is not adopted by the Company pursuant to Rule 12b-1 (“Rule 12b-1”) under the Investment Company Act of 1940, as amended (the “1940 Act”).

Section 1. Compensation

The Company, on behalf of each Fund, may compensate GEID, an Insurance Company, a third-party administrator for an Insurance Company, a retirement plan record keeper or administrator, or a transfer agent (“Investor Services Provider”), for services performed and expenses incurred by such parties in connection with each Fund’s Class 1 Shares as specified in Section 2 below. The amount of compensation paid during any fiscal year (the “Plan Fee”) shall not exceed 0.20% of the average daily net assets of a Fund for that year attributable to Class 1 Shares.

The amount of compensation paid to any Investor Service Provider during any fiscal year shall not exceed the foregoing rate as applied to the average daily net assets of a Fund for that year attributable to Class 1 Shares supporting Contracts or Policies owned by persons to whom that Investor Service Provider provides Investor Services. The amount of compensation payable to any Investor Service Provider shall be stated in the Investor Service Agreement with that Provider.

The Plan Fee is calculated and accrued daily and paid monthly (or at such other interval as the board of directors of the Company (the “Board”) may determine) by the Company at annual rates determined by the Board from time to time.

Section 2. Services Provided Under the Plan

(a) The Plan Fee payable with respect to the Class 1 Shares of a Fund is intended to compensate an Insurance Company (or GEID), or enable an Insurance Company (or GEID) to compensate other Investor Services Providers, for providing the Investor Services as provided for in paragraph 2(b) below.

(b) Investor Services and related expenses for which an Insurance Company (or GEID), or another Investor Services Provider may be compensated include, but are not limited to:

•	periodic reporting of information to the Company.

•	printing of annual and semi-annual shareholder reports and other shareholder communications and distribution of the same to owners of Contracts and Policies indirectly invested in Class 1 Shares of one or more Funds.

•	printing of Fund prospectuses and distribution of the same to owners of Contracts and Policies indirectly invested in Class 1 Shares of one or more Funds.

•	preparation, printing and distribution of confirmation and quarterly account statements to owners of Contracts and Policies.

•	preparation (including legal fees and other expenses of preparation incurred by a Fund, GEAM or GEID) and printing of proxy statements and other proxy material and distribution of the same to owners of Contracts and Policies indirectly invested in Class 1 Shares of the Funds to which such statements and materials relate.

•	solicitation of Contract owner and Policy owner voting instructions and tabulation of the same.

•	attendance at and participation in meetings of holders of Class 1 Shares of one or more Funds.

•	provision of other administrative support to the Company or Class 1 Shares of the Funds as mutually agreed from time to time between the Company and the Insurance Company, GEID, or other Investor Services Provider.

•	maintenance of records of daily transactions in separate account units and computation of the number shares of Class 1 Shares that must be purchased or redeemed each day to support such transactions.

•	make available to the Company or its agents the records of daily transactions in separate account units.

•	transmission of requests to purchase and redeem Class 1 Shares of a Fund to the Company’s transfer agent or NSCC.

•	assistance to the Company’s transfer agent in recording the issuance of Class 1 Shares by maintaining a record of daily purchases and redemptions of Class 1 Shares of the Funds.

•	preparation and provision of reports to third-party reporting services.

•	relieve the Company, Class 1 Shares of the Funds, or the Company’s transfer agent of other incidental account maintenance, record keeping, or administrative services generally provided by mutual funds (or their transfer agents) to their shareholders by providing the same to owners of Contracts and Policies.

Investor Services and related expenses do not include “personal services and/or the maintenance of shareholder accounts” (as used in NASD Notice to Members 92-41 and referenced in Conduct Rule 2830(b)(9)) to owners or prospective owners of Contracts or Policies.

Section 3. Approval of Plan; Amendments; Termination

The Plan will not take effect with respect to a Fund until the Plan has been approved by a majority of the Board. The Plan may be amended or terminated by the Board at any time.

Section 4. Continuance of Plan

The Plan will continue in effect with respect to a Fund from year to year so long as such continuance is approved annually by the Board. The Board will evaluate the appropriateness of the Plan with respect to the Class 1 Shares of a Fund and its payment terms on a continuing basis and in doing so will consider all relevant factors, including the types and extent of services provided by the Insurance Companies, GEID, or other Investor Services Providers and amounts such Providers receive under the Plan.

Section 5. Written Reports

In each year during which this Plan remains in effect with respect to a Fund, the Company shall require GEAM, GEID and/or the Insurance Companies or other Investor Services Provider to prepare and furnish to the Board, and the Board will review, at least quarterly, a written report which sets out the amounts expended under the Plan and the purposes for which those expenditures were made.

Section 6. Preservation of Materials

The Company will preserve copies of this Plan and any report made pursuant to Section 5 above, for a period of not less than six (6) years (the first two (2) years in an easily accessible place) from the date of this Plan, the agreement or the report.

Section 7. Limitation of Liability

This Plan relates only to the Class 1 Shares of a Fund and the compensation determined in accordance with Section 1 hereof shall be based upon the average daily net assets of the Fund attributable to Class 1 Shares. No series of the Company shall be responsible hereunder for the obligations of any other series of the Company.

Section 8. Applicability to Additional and Future Funds

If the Company desires to add Class 1 Shares of additional or currently-existing series to the Plan or establish Class 1 shares of additional series in the future, and this Plan is approved with respect to such Class 1 Shares by the Board, this Plan may be amended to provide that such Class 1 Shares will become subject to this Plan and will pay the Plan Fee set forth in Section 1 above. After the adoption of this Plan by the Board with respect to such Class 1 Shares, the term “Funds” under this Plan shall thereafter be deemed to include the Class 1 shares of those series.

Section 9. Severability

If any provision of the Plan is held or made invalid by a court decision, statute, rule or otherwise, the remainder of the Plan shall not be affected thereby.

IN WITNESS WHEREOF, the Company, on behalf of each Fund that has designated a class of its shares as Class 1 Shares, has executed this Investor Service Plan as of the day and year first above written.

GE INVESTMENTS FUNDS, INC.

By:
Name:	Michael J. Cosgrove
Title:	President

SCHEDULE A

Total Return Fund